AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 30, 1997
                                                    REGISTRATION NO. 333-_____
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------

                                    FORM S-6

                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------
A.    EXACT NAME OF TRUST:
           Glickenhaus Value Portfolios, The 1997 Equity Collection, Series II

B.    NAME OF DEPOSITORS:
           Glickenhaus & Co.

C.    COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:
                                                Glickenhaus & Co.
                                                6 East 43rd Street
                                                New York, New York 10017

D.    NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                               COPY OF COMMENTS TO:
              SETH M. GLICKENHAUS              MICHAEL R. ROSELLA, Esq.
              Glickenhaus & Co.                Battle Fowler LLP
              6 East 43rd Street               75 East 55th Street
              New York, New York 10017         New York, New York 10022
                                               (212) 856-6858

E.    TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
           An indefinite number of Units of Glickenhaus Value Portfolios, The 1997 Equity Collection, Series II is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:
           Indefinite

G.    AMOUNT OF FILING FEE:
           Not Required

H.    APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
           As soon as practicable after the effective date of the Registration Statement.
           _____ check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

===============================================================================

The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


360838.1

                             SUBJECT TO COMPLETION
                            ISSUE DATE: MAY 30, 1997


                         GLICKENHAUS VALUE PORTFOLIOS,
                     THE 1997 EQUITY COLLECTION, SERIES II


         A final prospectus for a prior Series of Glickenhaus Value Portfolios, The 1997 Equity Collection is hereby incorporated by reference and used as a preliminary prospectus for The 1997 Equity Collection, Series II. The narrative information and structure of the final prospectus for this Series will be substantially the same as that of the previous final prospectus. Information with respect to pricing, the term of the Trust, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different because each Series has a unique portfolio. Accordingly, the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the estimated current return and estimated long term return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the day of and immediately prior to the effectiveness of the registration statement relating to Units of this Series.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


360762.1

           PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

     The employees of Glickenhaus & Co. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $5,000,000.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

      This Registration Statement on Form S-6 comprises the following papers and documents:
        The facing sheet on Form S-6.
        The Cross-Reference Sheet (incorporated by reference to the
          Cross-Reference Sheet to the Registration Statement of Glickenhaus Value Portfolios, The 1997 Equity Collection, Series I).
        The Prospectus consisting of     pages.
        Undertakings.
        Signatures.

      Listed below are the name and registration number of previous series of Glickenhaus Value Portfolios, the final prospectus of which, properly suppplemented, might be used as a preliminary prospectus for Glickenhaus Value Portfolios, The 1997 Equity Collection, Series II. These final prospectuses are incorporated herein by reference:

        Glickenhaus Value Portfolios, The 1996 Equity Collection, Series 2 (Registration No. 333-02881)

        Glickenhaus Value Portfolios, The 1996 Equity Collection, Series III (Registration No. 333-11767)

        Glickenhaus Value Portfolios, The 1997 Equity Collection, Series I (Registration No. 333-18329)


      Written consents of the following persons:
        Battle Fowler LLP (included in Exhibit 3.1)
        BDO Seidman, LLP

 The following exhibits:

     *1.1    --  Reference Trust Agreement including certain Amendments to the Trust Indenture and Agreement referred to under Exhibit
                 1.1.1 below.

     1.1.1   --  Trust Indenture and Agreement (filed as Exhibit 1.1.1 to
                 Amendment No. 2 to Form S-6 Registration Statement
                 No. 33-64155 on January 24, 1996, and incorporated herein by reference).

     1.3     --  Form of Selected Dealer Agreement (filed as Exhibit 1.3 to
                 Amendment No. 2 to Form S-6 Registration Statement
                 No. 33-64155 on January 24, 1996, and incorporated herein by reference).

     1.6     --  Restated Agreement of Limited Partnership of Glickenhaus &
                 Co. (filed as Exhibit 1.3 to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

     1.6(a)  --  Agreement of Amendment to Restated Agreement of Limited
                 Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(a) to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

     1.6(b)  --  Certificate of Amendment to Restated Agreement of Limited
                 Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(b) to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

--------
     *       To be filed by Amendment.

360838.1

     1.6(c)  --  Agreement of Amendment to Restated Agreement of Limited
                 Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(c) to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

     1.6(d)  --  Agreement of Amendment to Restated Agreement of Limited
                 Partnership of Glickenhaus & Co. (filed as Exhibit 1.2(d) to Amendment No. 1 to Form S-6 Registration Statement No. 33-814 of Empire State Municipal Exempt Trust, Guaranteed Series 23 on April 11, 1986, and incorporated herein by reference).

     2.1     --  Form of Certificate (filed as Exhibit 2.1 to Amendment No. 2 to Form S-6 Registration Statement No. 33-64155 on January 24, 1996, and incorporated herein by reference).

     *3.1    --  Opinion of Battle Fowler LLP as to the legality of the securities being registered.

     4.1    --   Information as to Partners of Glickenhaus & Co. (filed as
                 Exhibit 4.1 to Amendment No. 1 to Form S-6 Registration
                 Statement No. 33-26577 of Empire State Municipal Exempt Trust,
                 Guaranteed Series 46 on April 19, 1989, and incorporated herein by reference).

     4.3    --   Affiliations of Sponsor with other investment companies
                 (filed as Exhibit 4.6 to Amendment No. 1 to Form S-6
                 Registration Statement No. 2-95041 of Municipal Insured
                 National Trust Series 1 on March 21, 1985, and incorporated herein by reference).

     4.4     --  Stockbrokers' Bond and Policy, Form B for Glickenhaus & Co.
                 (filed as Exhibit 4.7 to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

     6.0     --  Copies of Powers of Attorney of General Partners of
                 Glickenhaus & Co. (filed as Exhibit 6.1 to Amendment No. 1 to Form S-6 Registration Number 333-25145 of Empire State Municipal Exempt Trust, Guaranteed Series 135 on April 30, 1997, and incorporated herein by reference).

     *27     --  Financial Data Schedule (for EDGAR filing only).
--------
     *       To be filed by Amendment.

                                      II-ii
360838.1

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Glickenhaus Value Portfolios, The 1997 Equity Collection, Series II has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 30th day of May, 1997.

                                   GLICKENHAUS VALUE PORTFOLIOS, THE 1997
                                   EQUITY COLLECTION, Series II


                                   By:         GLICKENHAUS & CO.
                                         -------------------------------------
                                                   (Sponsor)


                                   By:     /s/ MICHAEL J. LYNCH
                                         -------------------------------------

                                         (Michael J. Lynch, Attorney-in-Fact)

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME                              TITLE                         DATE

    ALFRED FEINMAN*               General Partner
----------------------------
   (Alfred Feinman)

   SETH M. GLICKENHAUS*           General Partner
----------------------------
   (Seth M. Glickenhaus)          Chief Investment Officer

*By:  /s/ MICHAEL J. LYNCH                                       May 30, 1997
      ----------------------
      (Michael J. Lynch,
       Attorney-in-Fact)
--------
     * Executed copies of Powers of Attorney filed as Exhibit 6.1 to Registration Statement No. 333-17307 on April 2, 1997.

                                     II-iii
360838.1

NAME                              TITLE                         DATE
----                              -----                         ----

    ALFRED FEINMAN*               General Partner
----------------------------
   (Alfred Feinman)

   SETH M. GLICKENHAUS*           General Partner
----------------------------
   (Seth M. Glickenhaus)          Chief Investment Officer

*By:  /s/ MICHAEL J. LYNCH                                       May 30, 1997
      ----------------------
      (Michael J. Lynch,
       Attorney-in-Fact)
--------
     * Executed copies of Powers of Attorney filed as Exhibit 6.1 to Registration Statement No. 333-17307 on April 2, 1997.

                                     II-iii
360838.1